UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(MARK ONE)

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-11178

Full title of the plan and the address of the plan, if different from that of the issuer named below:

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

REVLON, INC.

237 Park Avenue
New York, N.Y. 10017
212-527-4000

REVLON EMPLOYEES’ SAVINGS, INVESTMENT
AND PROFIT SHARING PLAN
December 31, 2006 and 2005

INDEX

Page(s)
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-11
Supplemental Schedules: *
I Schedule H, line 4i – Schedule of Assets (Held at End of Year)	12-13
Signature Page	14

EXHIBIT	Description
23-1	Consent of Independent Registered Public Accounting Firm

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of the
Revlon Employees’ Savings, Investment and Profit Sharing Plan:

We have audited the accompanying Statements of Net Assets Available for Benefits of the Revlon Employees’ Savings, Investment and Profit Sharing Plan (the ‘‘Plan’’) as of December 31, 2006 and 2005 and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2006. These financial statements are the responsibility of Revlon Consumer Products Corporation, the Plan’s sponsor. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the change in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the Plan’s financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the Plan’s financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of Revlon Consumer Products Corporation, the Plan’s sponsor. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the Plan’s financial statements and, in our opinion, is fairly stated in all material respects in relation to the Plan’s financial statements taken as a whole.

/s/ Mitchell & Titus, LLP

New York, New York
June 21, 2007

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits
As of December 31,

(in thousands of dollars)	2006	2005
Investments:
Equity securities	$1,367	$2,914
Mutual funds	102,881	93,604
Money market funds	27	—
	104,275	96,518
Investment contracts (a)	27,453	31,437
Loans to participants	2,959	2,690
Total investments	134,687	130,645
Receivables:
Employer’s contributions	—	7
Employees’ contributions	—	16
Accrued interest	—	12
Total receivables	—	35
Net assets available for benefits	$134,687	$130,680

(a)	The Plan’s investments are stated at fair value except for its benefit-responsive investment contracts, which are valued at contract value. As of December 31, 2006, the contract value for the benefit-responsive investment contracts included in Investment Contracts, as set forth in the Statement of Net Assets Available for Benefits above, is $325 greater than the fair value of such investment contracts.

The accompanying notes are an integral part of the Plan’s financial statements.

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN

Statement of Changes in Net Assets Available for Benefits
For the year ended December 31,

(in thousands of dollars)	2006
Additions:
Investment income:
Dividends	$6,591
Interest	176
Total investment income	6,767
Gain on disposal of securities	626
Unrealized appreciation of securities	4,401
Contributions:
Employees	8,146
Employer matching	2,841
Total contributions	10,987
Total additions	22,781
Deductions:
Distributions and withdrawals	(18,750)
Loan fees	(24)
Total deductions	(18,774)
Increase in net assets available for benefits	4,007
Net assets available for benefits:
Beginning of year	130,680
End of year	$134,687

The accompanying notes are an integral part of the Plan’s financial statements.

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2006 and 2005

NOTE 1.	Description of the Plan:

The following description of the Revlon Employees’ Savings, Investment and Profit Sharing Plan, as amended (the ‘‘Plan’’) is provided for general information purposes only. Participants should refer to the Plan document for a definitive and more complete description of the Plan’s provisions. The Plan’s provisions prevail in all cases.

(a)	General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (‘‘ERISA’’). The Plan is sponsored by Revlon Consumer Products Corporation, a Delaware corporation (hereafter, ‘‘Products Corporation’’ and together with its participating subsidiaries, the ‘‘Company’’). Effective January 1, 1997, a profit sharing component was added to the Plan, under which eligible employees could receive a contribution from the Company, provided certain financial objectives established by the Company at the beginning of a plan year are met.

(b)	Administration of the Plan

The Plan administrator is Products Corporation.

The Plan provides that Products Corporation’s Board of Directors appoints an Administrative Committee, which is responsible for directing the Plan’s administrative activities. An Investment Committee, also appointed by Products Corporation’s Board of Directors, oversees the investment and reinvestment of the assets in the Plan’s trust fund. The Investment Committee has appointed New England Pension Consultants, an independent registered financial advisor, as a financial advisor and a Plan fiduciary to advise the Plan’s Investment Committee regarding the selection of the funds available to participants under the Plan.

During 2005, Mercer Trust Company (‘‘Mercer Trust’’) served as the Plan’s trustee, Putnam Investments (‘‘Putnam’’) served as the Plan’s investment manager and Mercer HR Services, an affiliate of Mercer Trust and Putnam, served as the Plan’s record-keeper.

In January 2006, the Plan’s investment manager and record-keeper for the Plan’s assets were changed from Putnam and Mercer HR Services to Fidelity Investments (‘‘Fidelity’’), and the Plan’s trustee changed from Mercer Trust to Fidelity Management Trust Company (‘‘Fidelity Trust’’). In connection with these changes, certain mutual funds managed by Putnam were replaced with comparable mutual funds managed by Fidelity and additional mutual fund offerings were made available to Plan participants.

(c)	Contributions

Eligible employees may participate in the Plan by contributing, through payroll deductions, up to 25% of their eligible compensation, subject to certain income ceiling limitations and subject to certain maximum contribution restrictions. Highly compensated employees (which for 2006 included employees with annual earnings of $95,000 or more earned in 2005) were restricted to a maximum contribution of 6% in 2006.

Effective January 1, 2002, Plan participants who will be age 50 or older at any time during the Plan year may make additional pre-tax contributions (of up to $5,000) only if they are contributing the maximum amount allowable under the Plan for the Plan year.

The Company’s matching contributions are equal to 50% of the employees’ contributions up to 6% of their eligible compensation (i.e., up to 3% in Company matching contributions). The Company’s matching contributions are made in cash and are invested as directed by each Plan participant.

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2006 and 2005

The Company may make profit sharing contributions for profit sharing eligible employees. The amount of the Company’s profit sharing contributions (if any) to a participant’s account is a percentage of the participant’s eligible compensation, and such contributions are contingent upon the Company’s attainment of specific financial objectives for a Plan year.

The Company may make discretionary contributions (‘‘Discretionary Employer Contributions’’) to the Plan for a Plan year in any amount it deems desirable (including no contributions at all) to a nondiscriminatory group of participants, to be allocated in a nondiscriminatory manner.

A Plan participant is permitted to redesignate all or a portion of his or her account balance in any fund available under the Plan to another fund available under the Plan in multiples of 1% at any time, provided that investments in the Revlon Common Stock Fund may not be purchased, sold or redesignated during certain restricted periods in accordance with Revlon, Inc.’s Confidentiality of Information and Securities Trading Policy, as in effect from time to time (the ‘‘Securities Trading Policy’’). Such restricted periods are equally applicable to all Plan participants, including all of the Company’s senior executives.

Profit sharing contributions may be made at the Company’s election in the form of Revlon, Inc. Class A Common Stock (‘‘Revlon Common Stock’’) or in cash. Profit sharing contributions, if any (there were none in 2006 or 2005), are invested in accordance with each Plan participant’s instructions. Discretionary Employer Contributions, if any (there were none in 2006 or 2005), may be made at the Company’s election in cash or Revlon Common Stock, or any combination thereof, and are invested in accordance with each Plan participant’s instructions, regardless of the form in which the contributions are made, although certain restrictions may apply to investments into or out of Revlon Common Stock during certain restricted periods and in certain amounts under the Securities Trading Policy.

Employee contributions are deposited in a trust fund and invested in the investment funds referred to in Note 3, ‘‘Investments’’, in accordance with each Plan participant’s direction.

(d)	Eligibility

Company employees in eligible groups can participate in the Plan immediately upon hire or attainment of age 18, whichever is later. Union employees are only eligible to participate in the Plan to the extent specified in their respective union’s collective bargaining agreement with Products Corporation and any of its participating subsidiaries. Eligible employees classified as part-time, temporary, seasonal or certain other employees may elect to participate in the Plan immediately upon completing at least 1,000 hours of service in a consecutive twelve-month period and attainment of age 21.

To be eligible for a profit sharing contribution, an employee must be an eligible employee at the beginning of a Plan year and must (1) not participate in any other sales or management incentive program offered by the Company; (2) complete at least 1,000 hours of service during a Plan year; and (3) be actively employed by the Company on the last day of the Plan year for which such profit sharing contributions are made.

The following categories of employees are not eligible to participate in the Plan: (i) employees with the job title ‘‘direct pay beauty advisor,’’ (ii) employees with the job title ‘‘field merchandiser’’ (unless the employee was otherwise a participant in the Plan as of January 1, 1994), (iii) employees with the job title of ‘‘On-Call Distribution’’ or ‘‘On-Call Warehouse’’ and (iv) employees who are interns.

As of December 31, 2006 and 2005, 4,035 and 3,576 of the Company’s employees, respectively, participated in the Plan.

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2006 and 2005

(e)	Loans to Plan Participants

A Plan participant may borrow up to 50% of his or her vested account balance. The minimum loan is $1,000 and the maximum is $50,000. Regardless of the amount borrowed, the amount of the Plan participant’s loan request will be reduced by his or her highest outstanding loan balance under the Plan in the preceding 12 months. Loans are made from before-tax savings, vested Company matching contributions and after-tax savings on a pro-rata basis. Any outstanding loans under the Plan reduce the amount available to a Plan participant for a new loan, as well as the amount that can be paid to the Plan participant when his or her employment terminates.

Normally, a Plan participant may have up to two loans outstanding at any time (provided that the second loan may only be for the purchase of a principal residence), but may not obtain more than one loan in any 12-month period. The interest rate for loans is determined by the Administrative Committee. For the 2006 Plan year, the Administrative Committee set the interest rate for loans at a rate equal to the prime rate plus one percent as of the first business day of the month in which the loan was made. The repayment period for these loans may be up to five years or as long as fifteen years if the loan was used to purchase a principal residence. Loans under the Plan, including interest, are repaid through payroll deductions and are credited to the individual participant’s Plan account according to his or her current investment elections, except in the case where a participant goes on unpaid leave, in which case the participant remits repayment directly to Fidelity. Administrative fees associated with a loan under the Plan are charged directly to the Plan participant’s account.

(f)	Vesting

Plan participants are fully vested at all times with respect to their own contributions to the Plan and the earnings on such contributions. Plan participants are fully vested in the Company’s matching contributions, any Discretionary Employer Contributions and any profit sharing contributions after one year of service.

Regardless of years of service, participants become fully vested upon the earliest to occur of (a) reaching age 65, (b) termination of employment on account of disability (as defined in the Plan), (c) death, or (d) termination of the Plan.

(g)	Forfeitures

Nonvested Company contributions that are forfeited after a Plan participant’s employment terminates are used to reduce future Company contributions under the Plan and to pay permissible expenses of Plan administration and as otherwise permitted under the Plan’s provisions. Forfeitures were $31,182 and $11,860 in 2006 and 2005, respectively.

NOTE 2.    Summary of Significant Accounting Policies:

(a)	Basis of Presentation

The Plan’s accompanying financial statements have been prepared in compliance with the United States Department of Labor’s (‘‘DOL’’) Rules and Regulations for Reporting and Disclosure under ERISA and the accrual basis of accounting and present the net assets available for Plan benefits and changes in the Plan’s net assets.

(b)	Use of Estimates

The preparation of the Plan’s financial statements in conformity with the DOL’s Rules and Regulations for Reporting and Disclosure under ERISA and accounting principles generally accepted in the United States of America requires the Plan’s Administrative Committee to make certain

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2006 and 2005

estimates and assumptions that affect the reported amounts of the Plan’s assets and liabilities and the disclosure of contingent assets and liabilities at the date of the Plan’s financial statements and the reported amounts of additions and deductions to the Plan’s net assets during the reporting period. Actual results could differ from those estimates.

(c)	Administrative Expenses

The Plan has reserved the right to charge participant accounts the cost of administering the Plan, although it did not do so during either 2006 or 2005.

(d)	Investments Valuation and Income Recognition

The Plan’s investments are stated at fair value except for its benefit-responsive investment contracts, which are valued at contract value. Quoted market prices are used to value investments in equity securities. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

Purchases and sales of securities are recorded on a trade-date basis (generally the date on which the security trade occurs). Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date (generally the date before which a stockholder must hold a security in order to be entitled to receive a dividend). Realized gains and losses are calculated as the difference between the proceeds from sales and the related investment’s fair value at the beginning of the Plan year, or acquisition cost if acquired during the Plan year. Unrealized appreciation or depreciation is calculated as the difference between the fair value of investments at the end of the Plan year less their fair value at the beginning of the Plan year, or acquisition cost if acquired during the Plan year. Capital gain distributions are included in dividend income.

(e)	Participant Loans

Participant loans are valued at their outstanding balances, which approximate fair value.

NOTE 3.	Investments:

As of December 31, 2006, the Plan’s investments consisted of: (1) ten mutual funds or commingled trusts, each with various investment and income objectives, (2) the Revlon Common Stock Fund, consisting solely of Revlon Common Stock and (3) eleven ‘‘Freedom Funds’’ offered by Fidelity, each with an objective of balancing risk and seeking certain returns based upon the Plan participant’s targeted retirement date.

For more detailed information about any of the funds offered under the Plan, including risk factors, investment objectives and expenses, Plan participants should refer to the respective fund’s prospectus.

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2006 and 2005

Included in the Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005 are the following investments, each stated at fair value (except investment contracts which are stated at contract value, which, in all material respects, approximates fair value):

(dollars in thousands)	2006			2005
Equity Securities:
Revlon Common Stock Fund	$1,316			$2,914
Revlon Rights Fund (c)	51			—
Total Equity Securities	1,367			2,914
Mutual Funds:
Fidelity Growth Company Fund*	21,435	(a	)	—
Spartan US Equity Index Fund – Investor Class	2,374	(a	)	—
Putnam Voyager Fund Y*	—	(b	)	21,505
Artisan Mid Cap Fund – Investor Class*	9,685			9,783
MSIF, Inc. – Emerging Markets Portfolio – Class A	3,648			2,652
Dodge & Cox Stock Fund*	27,664			25,177
Evergreen Small Cap Value Fund – Institutional Class	1,794			1,721
Putnam S&P 500 Index Fund	—	(b	)	2,086
American Funds EuroPacific Growth Fund – Class R4*	10,031			8,272
PIMCO Total Return Fund – Institutional Class	2,431			2,224
PIMCO High Yield Fund – Institutional Class	1,760			1,348
Fidelity Freedom Income Fund	5	(a	)	—
Fidelity Freedom 2005 Fund	743	(a	)	—
Fidelity Freedom 2010 Fund	2,086	(a	)	—
Fidelity Freedom 2015 Fund*	7,790	(a	)	—
Fidelity Freedom 2020 Fund	4,662	(a	)	—
Fidelity Freedom 2025 Fund	2,175	(a	)	—
Fidelity Freedom 2030 Fund	2,121	(a	)	—
Fidelity Freedom 2035 Fund	1,462	(a	)	—
Fidelity Freedom 2040 Fund	1,015	(a	)	—
Fidelity Freedom 2045 Fund	—	(a	)	—
Fidelity Freedom 2050 Fund	—	(a	)	—
Putnam RetirementReady Portfolio 2045	—	(b	)	171
Putnam RetirementReady Portfolio 2040	—	(b	)	459
Putnam RetirementReady Portfolio 2035	—	(b	)	857
Putnam RetirementReady Portfolio 2030	—	(b	)	1,636
Putnam RetirementReady Portfolio 2025	—	(b	)	1,607
Putnam RetirementReady Portfolio 2020	—	(b	)	3,777
Putnam RetirementReady Portfolio 2015*	—	(b	)	7,600
Putnam RetirementReady Portfolio 2010	—	(b	)	1,825
Putnam RetirementReady Portfolio 2005	—	(b	)	904
Total Mutual Funds	102,881			93,604
Investment Contracts (at contract value):
Fidelity Managed Income Portfolio II – Class 1*	27,453	(a	)	—
Putnam Stable Value Fund *	—	(b	)	31,437
Total Investment Contracts	27,453			31,437
Money Market Funds:
Fidelity Retirement Money Market Fund	27	(a	)	—
Loans to participants	2,959			2,690
Total Investments	$134,687			$130,645

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2006 and 2005

(a)	In connection with changes in the Plan’s investment manager, record-keeper and trustee in January 2006, these funds, as set forth in the table above, are new investments that were made available under the Plan in 2006, which are managed by Fidelity. (See Note 1(b), ‘‘Administration of the Plan’’).
(b)	In connection with changes in the Plan’s investment manager, record-keeper and trustee in January 2006, these funds, as set forth in the table above, which were managed by Putnam during 2005, were replaced in 2006 with comparable mutual funds managed by Fidelity. (See Note 1(b), ‘‘Administration of the Plan’’).
(c)	The Revlon Rights Fund at December 31, 2006 held subscription rights on behalf of Plan participants in connection with Revlon, Inc.’s $100 Million Rights Offering (as hereinafter defined), which was consummated in January 2007. (See Note 8, ‘‘Related Party Transactions’’).
*	These investments represent 5% or more of the Plan’s net assets available for benefits as of December 31st for one or both of the respective years presented.

The following information represents the Plan’s investment earnings certified by Fidelity Trust for the year ended December 31, 2006:

Realized gain on disposal of securities	$626
Unrealized appreciation of securities	4,401
Investment Income:
Dividends	6,591
Interest	176
Total investment income	$6,767

NOTE 4.	Risks and Uncertainties:

The Plan’s participants direct investments in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of these investment securities will occur in the near term and that such changes could materially affect Plan participants’ account balances and the amounts reported in the Plan’s Statement of Net Assets Available for Benefits. For more detailed information about any of the funds offered under the Plan, including risk factors, investment objectives and expenses, Plan participants should refer to the respective fund’s prospectus.

NOTE 5.	Plan Termination:

Products Corporation has the right to amend or terminate the Plan at any time and has delegated authority to amend the Plan for certain changes required by law and non-material and ministerial amendments to the Plan’s Administrative Committee. In the event that the Plan is terminated or all contributions under the Plan are completely discontinued, each Plan participant would become fully vested in any unvested portion of the funds allocated to that Plan participant’s account representing Company contributions.

NOTE 6.	Distribution of Benefits:

Upon termination of employment, a Plan participant is entitled to receive his or her share of employee contributions and vested Company contributions, subject to the vesting requirements of the Plan. The Plan permits the participant or the participant’s designated beneficiary to elect to have a distribution paid to the designated beneficiary after the participant’s death over a period of two to five years.

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2006 and 2005

NOTE 7.	Federal Income Tax Status:

Products Corporation intends the Plan to be a qualified plan as described in sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the ‘‘Code’’), and, as such, Products Corporation intends the trust established under the Plan to be exempt from federal income taxes under the provisions of section 501(a) of the Code. The Internal Revenue Service has issued a favorable determination letter, dated January 8, 2002, with respect to the Plan. The letter generally addresses the qualification of the Plan, as amended through June 14, 2001, as a qualified plan under Sections 401(a) and 401(k) of the Code. In the opinion of Products Corporation in its capacity as Plan Administrator, the Plan continues to be qualified and exempt from federal income taxes. Therefore, the Plan’s financial statements include no provision for income taxes.

NOTE 8.	Related Party Transactions:

Certain Plan investments during 2005 were shares of mutual funds managed by Putnam. Putnam was the Plan’s investment manager for these mutual funds during 2005 and an affiliate of Putnam, Mercer HR Services, was the Plan’s record-keeper during 2005. Mercer Trust was the Plan’s trustee during 2005. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

In January 2006, the Plan’s investment manager and record-keeper for the Plan’s assets were changed from Putnam and Mercer HR Services to Fidelity, and the Plan’s trustee changed from Mercer Trust to Fidelity Trust. In connection with these changes, certain mutual funds managed by Putnam were replaced with comparable mutual funds managed by Fidelity and additional mutual fund offerings were made available to participants. Fidelity Trust, a wholly owned subsidiary of FMR Corporation, beneficially owns more than 5% of Revlon Common Stock (based solely on a Schedule 13G/A, dated and filed with the SEC on February 14, 2007 and reporting as of December 31, 2006).

In March 2006, Revlon, Inc. completed a $110 million rights offering (the ‘‘$110 Million Rights Offering’’) that it launched in February 2006, which allowed each stockholder of record of Revlon, Inc.’s Class A and Class B common stock, as of the close of business on February 13, 2006, including participants in the Plan, to purchase additional shares of Revlon Common Stock. As part of the $110 Million Rights Offering, all stockholders of record as of February 13, 2006 received, on a pro-rata basis and at no charge, transferable subscription rights to purchase additional shares of Revlon Common Stock. In respect of the $110 Million Rights Offering, application was made by Revlon, Inc. for a prohibited transaction exemption, which was granted by the DOL.

In December 2006, Revlon, Inc. launched a $100 million rights offering (the ‘‘$100 Million Rights Offering’’), which it completed in January 2007 and which allowed each stockholder of record of Revlon, Inc.’s Class A and Class B common stock as of the close of business on December 11, 2006, including participants in the Plan, to purchase additional shares of Revlon Common Stock. As part of the $100 Million Rights Offering, all stockholders of record as of December 11, 2006 received, on a pro-rata basis and at no charge, transferable subscription rights to purchase additional shares of Revlon Common Stock. The $100 Million Rights Offering had substantially the same terms and conditions as the $110 Million Rights Offering with respect to the Plan’s participation in such offering, and an application for a prohibited transaction exemption was similarly made by Revlon, Inc. to the DOL, which application is currently pending.

As of December 31, 2006, the Plan held investments of $1,315,614, or 1,027,494 shares, of Revlon Common Stock (based on the NYSE closing price of $1.28 per share on December 29, 2006), and $50,546, or 1,010,912 subscription rights (based on the NYSE closing price of $0.05 per subscription right on December 29, 2006), in respect of the $100 Million Rights Offering completed by Revlon, Inc. in January 2007.

Revlon, Inc. paid Fidelity Trust approximately $125,000 in respect of each of the $110 Million and $100 Million Rights Offerings to provide routine administrative services and record-keeping to the

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2006 and 2005

Plan in connection with facilitating participation in each of the rights offerings by the Plan participants. The fees for such services were based on standard rates charged by Fidelity Trust for similar administrative services and were paid entirely by Revlon, Inc. The Plan did not pay any portion of these fees.

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Schedule H, line 4i – Schedule of Assets (Held at End of Year)
December 31, 2006

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Market Value
*	Fidelity Management Trust Company	Fidelity Growth Company Fund, 307,491 shares	**	$21,435,208
*		Fidelity Managed Income Portfolio II – Class 1, 27,453,282 shares (contract value)	**	27,453,282
*		Fidelity Freedom Income Fund, 430 shares	**	4,967
*		Fidelity Freedom 2005 Fund, 64,014 shares	**	743,201
*		Fidelity Freedom 2010 Fund, 142,685 shares	**	2,086,048
*		Fidelity Freedom 2015 Fund, 638,464 shares	**	7,789,267
*		Fidelity Freedom 2020 Fund, 300,189 shares	**	4,661,939
*		Fidelity Freedom 2025 Fund, 170,302 shares	**	2,174,756
*		Fidelity Freedom 2030 Fund, 132,331 shares	**	2,121,268
*		Fidelity Freedom 2035 Fund, 110,852 shares	**	1,462,135
*		Fidelity Freedom 2040 Fund, 107,061 shares	**	1,014,938
*		Fidelity Freedom 2045 Fund, 20 shares	**	217
*		Fidelity Retirement Money Market Fund	**	26,823
*		Spartan US Equity Index Fund – Investor Class, 47,308 shares	**	2,373,904
				73,347,953
	Artisan Funds, Inc.	Artisan Mid Cap Fund – Investor Class, 317,961 shares	**	9,685,084
	Morgan Stanley Institutional Funds, Inc.	MSIF, Inc. Emerging Markets Portfolio – Class A, 124,553 shares	**	3,648,163
	Dodge & Cox Funds	Dodge & Cox Stock Fund, 180,269 shares	**	27,664,049
	Evergreen Investment Services, Inc.	Evergreen Small Cap Value Fund – Institutional Class, 73,004 shares	**	1,794,430
	PIMCO Funds: Pacific Investment Management Series	PIMCO Total Return Fund – Institutional Class, 234,227 shares	**	2,431,274

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Market Value
		PIMCO High Yield Fund – Institutional Class, 177,907 shares	**	1,759,498
	American Funds Distributors	EuroPacific Growth Fund – Class R4, 218,160 shares	**	10,030,999
*	Revlon, Inc.	Revlon Common Stock Fund, 1,027,494 shares	**	1,315,614
*		Revlon Rights Fund, 1,010,912 subscription rights for $100 Million Rights Offering	**	50,546
	Loans to participants	Loans to participants at interest rates, ranging from 4% to 9.5%, with maturities through 2021	**	2,958,983
	Total Investments			$134,686,593

*	Party-in-interest.
**	Cost information is not required for participant-directed investments and, therefore, is not included.

Note: The preceding schedule was obtained from data that had been prepared and certified by Fidelity Trust.

SIGNATURES

The Plan:    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN

By /s/ Helene S. Pliner
Helene S. Pliner Member of the Plan’s Administrative Committee
Dated: June 21, 2007

List of Exhibits on Form 11-K

Exhibit	Description
23.1	Consent of Independent Registered Public Accounting Firm